December 21, 2017

VIA EDGAR

Ms. Lisa Larkin, Esq.
Division of Investment Management, Disclosure Review Office
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:   FORUM FUNDS II
ABR Dynamic Blend Equity & Volatility Fund
ABR Dynamic Short Volatility Fund (the "Funds")
(File Nos. 811-22842 and 333-188521)

Dear Ms. Larkin:

On December 15, 2017, Forum Funds II ("Registrant") filed Post-Effective Amendment No. 91 ("PEA 91") to its Registration Statement on Form N-1A with the U.S. Securities and Exchange Commission (the "SEC") to make changes to the investment objectives, strategies, and risks of the Funds, as applicable, which are series of the Registrant (accession number 0001398344-17-015916) (the "Registration Statement"). Below is a summary of the comments provided by the SEC staff ("Staff") via telephone on Thursday, December 21, 2017 regarding PEA 91 and the Registrant's responses to the comments. Unless otherwise stated herein, defined terms have the same meaning as set forth in the Registration Statement. The changes to the Registration Statement described below are expected to be incorporated in a post-effective amendment on a future date, pursuant to Rule 497 of Regulation C under the Securities Act of 1933, as amended ("1933 Act").

PROSPECTUS

Comment 1: Please confirm supplementally that acquired fund fees and expenses ("AFFE") for the ABR Dynamic Blend Equity & Volatility Fund are included within the scope of the fee waiver.

Response: Registrant confirms that AFFE are included within the scope of the fee waiver for the ABR Dynamic Blend Equity & Volatility Fund.
Comment 2: In the sections entitled "Principal Investment Risks" and "Additional Information Regarding Principal Investment Risks" for each Fund, please clarify what is meant by the statement "If the derivative is linked to the performance of an index, it will be subject to the risks associated with changes in that index" included in the "Indexed Securities and Derivatives Risk" disclosures.
Response: Registrant will undertake to clarify the intended meaning of the risk disclosure by way of supplement to the Funds' registration statement, which is expected to be filed on a future date.

If you have any questions or concerns regarding the enclosed information, please do not hesitate to contact me directly at (207) 347-2076.

Kind regards,

_/s/ Zachary R. Tackett_______
Zachary R. Tackett
cc:  Alison Fuller, Esq.
Christopher Zimmerman, Esq.
     Stradley Ronon Stevens & Young, LLP